UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           California Microwave, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   130442106
                                 (CUSIP Number)

                                Matthew Kaufler
                        c/o 11 Tobey Village Office Park
                           Pittsford, New York  14534
                                 (716) 385-6090
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 24, 1996
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /  /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages
                       Exhibit Index is located on page 9
CUSIP No.  130442106                                       Page 2 of 11 Pages
___________________________________________________________________________
(1)            NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Clover Capital Management, Inc.
               16-1263400
___________________________________________________________________________
(2)            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
               Instructions)

                                             (a)  /  /
                                             (b)  /X/
___________________________________________________________________________
(3)       SEC USE ONLY

___________________________________________________________________________
(4)       SOURCE OF FUNDS

          OO
___________________________________________________________________________
(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      /  /
___________________________________________________________________________
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
___________________________________________________________________________
                          (7)      SOLE VOTING POWER
                                   0 shares
                          ____________________________________________
NUMBER OF SHARES          (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              1,214,250 shares
EACH REPORTING PERSON     ____________________________________________
WITH                      (9)      SOLE DISPOSITIVE POWER
                                   0 shares
                          ____________________________________________
                          (10)     SHARED DISPOSITIVE POWER
                                   1,214,250 shares
___________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,214,250 shares
___________________________________________________________________________
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                     /  /
___________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%
___________________________________________________________________________
(14)  TYPE OF REPORTING PERSON (See Instructions)
      IA
___________________________________________________________________________
CUSIP No.  130442106                                       Page 3 of 11 Pages
___________________________________________________________________________
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael E. Jones
      ###-##-####
___________________________________________________________________________
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                             (a)  /  /
                                             (b)  /X/
___________________________________________________________________________
(3)       SEC USE ONLY

___________________________________________________________________________
(4)       SOURCE OF FUNDS

          Not Applicable
___________________________________________________________________________
(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 /  /
___________________________________________________________________________
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
___________________________________________________________________________
                          (7)      SOLE VOTING POWER
                                   0 shares
                          ___________________________________________
NUMBER OF SHARES          (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              1,214,250 shares
EACH REPORTING PERSON     ___________________________________________
WITH                      (9)      SOLE DISPOSITIVE POWER
                                   0 shares
                          ___________________________________________
                          (10)     SHARED DISPOSITIVE POWER
                                   1,214,250 shares
___________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,214,250 shares
___________________________________________________________________________
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                /  /
___________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%
___________________________________________________________________________
(14)  TYPE OF REPORTING PERSON (See Instructions)
      IN
___________________________________________________________________________
CUSIP No.  130442106                                       Page 4 of 11 Pages
___________________________________________________________________________
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Geoffrey H. Rosenberger
      ###-##-####
___________________________________________________________________________
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                             (a)  /  /
                                             (b)  /X/
___________________________________________________________________________
(3)       SEC USE ONLY

___________________________________________________________________________
(4)       SOURCE OF FUNDS

          Not Applicable
___________________________________________________________________________
(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 /  /
___________________________________________________________________________
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
___________________________________________________________________________
                          (7)      SOLE VOTING POWER
                                   0 shares
                          ___________________________________________
NUMBER OF SHARES          (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              1,214,250 shares
EACH REPORTING PERSON     ___________________________________________
WITH                      (9)      SOLE DISPOSITIVE POWER
                                   0 shares
                          ___________________________________________
                          (10)     SHARED DISPOSITIVE POWER
                                   1,214,250 shares
___________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,214,250 shares
___________________________________________________________________________
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                          /  /
___________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%
___________________________________________________________________________
(14)  TYPE OF REPORTING PERSON (See Instructions)
      IN
___________________________________________________________________________
CUSIP No.  130442106                                       Page 5 of 11 Pages
___________________________________________________________________________
(1)   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles W. Ruff
      ###-##-####
___________________________________________________________________________
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                             (a)  /  /
                                             (b)  /X/
___________________________________________________________________________
(3)       SEC USE ONLY

___________________________________________________________________________
(4)       SOURCE OF FUNDS

          PF as to 1,000 shares; Not Applicable as to 1,214,250 shares
___________________________________________________________________________
(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 /  /

___________________________________________________________________________
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
___________________________________________________________________________
                          (7)      SOLE VOTING POWER
                                   0 shares
                          ___________________________________________
NUMBER OF SHARES          (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              1,215,250 shares
EACH REPORTING PERSON     ___________________________________________
WITH                      (9)      SOLE DISPOSITIVE POWER
                                   0 shares
                          ___________________________________________
                          (10)     SHARED DISPOSITIVE POWER
                                   1,215,250 shares
___________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,215,250 shares
___________________________________________________________________________
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                          /  /
___________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%
___________________________________________________________________________
(14)  TYPE OF REPORTING PERSON (See Instructions)
      IN
___________________________________________________________________________
CUSIP No.  130442106                                       Page 6 of 11 Pages

                             Introductory Statement

          This Amendment No. 2 amends the Schedule 13D filed on September 4, 1996 by Clover Capital Management, Inc. ( Clover ), Michael E. Jones, Geoffrey H. Rosenberger and Charles W. Ruff (Clover, Mr. Jones, Mr. Rosenberger, and Mr. Ruff are sometimes collectively referred to herein as the "Reporting Persons") and Amendment No. 1 thereto filed on or about October 22, 1996 relating to the common stock par value $.10 per share, of California Microwave, Inc. (the Company ).

          This Amendment No. 2 is being filed by the Reporting Persons to reflect the revocation by Clover of the revocable proxy granted by it on October 21, 1996 and the grant by Clover on October 24, 1996 of a new revocable proxy to vote at the annual meeting of the stockholders of the Company to be held on Friday, October 25, 1996 (or any postponement or adjournments thereof (the "1996 Annual Meeting") all shares of the subject securities as to which Clover is entitled to vote.

          All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D which is amended hereby (the "Schedule 13D").

Item 4.   Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended and restated as follows:

          The subject securities were acquired and continue to be held by the Reporting Persons for investment purposes. Each reserves the right to acquire or dispose of the subject securities. On August 28, 1996 representatives of Clover met with the Chief Executive Officer and Chief Financial Officer of the Company and recommended that the Chief Executive Officer be replaced because in Clover s opinion (1) the Company s credibility in the investment community has suffered because of earnings forecasts made by the Chief Executive Officer that have failed to materialize, (2) the Company s performance has been and continues to be inferior to the Company s competitors, (3) certain of the Company s fundamental business strategies are flawed and (4) the Company has not provided a credible strategy as to how it will maximize shareholder value. By letter to the Board of Directors of the Company dated September 18, 1996, Clover reiterated these views.

          By letter to the Board of Directors of the Company dated October 4, 1996, Clover provided advice with respect to the Company's business strategy and expressed its view that the Company's current strategy is not designed to maximize shareholder value.

          On October 24, 1996, Clover revoked the proxy it granted to Herbert A. Denton, Frederick W. Whitridge, Jr. and Terry W. Ward on October 21, 1996 and granted them a new revocable proxy to vote cumulatively for Terry W. Ward and/or Frederick W. Whitridge, Jr. so as to elect the maximum number of them as directors of the Company, to vote for the approval of the amendment to the Company's employee stock purchase plan, and to vote for the ratification of the selection of Ernst & Young LLP as independent public accountants for the Company, at the 1996 Annual Meeting all shares of the subject securities as to which Cover is entitled to vote. Neither Mr. Ward nor Mr. Whitridge were recommended by the Company's Board of Directors for election at the 1996 Annual Meeting.



CUSIP No.  130442106                                       Page 7 of 11 Pages

          In the future, Clover may present specific business strategies to the Board of Directors or otherwise provide advice regarding the business of the Company and possible ways to maximize shareholder value.

          Except as set forth in this Item 4, the Reporting Persons have no present plan or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Item 6 of the Schedule 13D is hereby amended and restated as follows:

       On October 24, 1996, Clover granted Herbert A. Denton, Frederick
W. Whitridge, Jr. and Terry W. Ward a revocable proxy to vote cumulatively for Terry W. Ward and/or Frederick W. Whitridge, Jr. so as to elect the maximum number of them as directors of the Company, to vote for the approval of the amendment to the Company's employee stock purchase plan, and to vote for the ratification of the selection of Ernst & Young LLP as independent public accountants for the Company, at the 1996 Annual Meeting all shares of the subject securities as to which Clover is entitled to vote.

            There are no other contracts, arrangements, understandings or relationships between any of the Reporting Persons and others with respect to any securities of the Company and there are none among the Reporting Persons except as results from their relationship with Clover and the investment advisory contracts between Clover and each client whose account owns the subject securities pursuant to which Clover has discretionary authority to purchase or sell and vote the subject securities.


Item 7.     Material to be Filed as Exhibits

            Item 7 of the Schedule 13D is hereby amended and restated as follows:

            Exhibit 99-1 - Joint Filing Agreement

            Exhibit 99-2 - Revocable proxy granted to Herbert A. Denton, Frederick W. Whitridge, Jr. and Terry W. Ward.
Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 24, 1996                   Clover Capital Management, Inc.


                                   By:/s/ Michael E. Jones
                                   Michael E. Jones, Managing Director



October 24, 1996                   /s/ Michael E. Jones
                                       Michael E. Jones


October 24, 1996                   /s/ Geoffrey H. Rosenberger
                                       Geoffrey H. Rosenberger


October 24, 1996                   /s/ Charles W. Ruff
                                       Charles W. Ruff

                                 EXHIBIT INDEX

Exhibit                                                     Page

Exhibit 99-1                  Joint Filing Agreement        10

Exhibit 99-2                  Revocable proxy granted to    11
                              Herbert A Denton,
                              Frederick W. Whitridge, Jr.
                              and Terry W. Ward